SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3 ’15 Earnings Results

I. Performance in Q3 2015 – IFRS Consolidated Financial Data

(Unit: KRW M)

Item	Q3 15	Q2 15	Q3 14	QoQ	YoY
Quarterly Results
Revenues	7,158,201	6,707,585	6,546,853	6.7%	9.3%
Operating Income	332,938	488,108	474,117	-31.8%	-29.8%
Income before Tax	272,550	506,936	432,018	-46.2%	-36.9%
Net Income	198,632	362,576	354,129	-45.2%	-43.9%

•	Any discrepancies in the table between the totals and the sums of the amounts are due to rounding

II. IR Event of Q3 2015 Earnings Results

1. Provider of Information:		IR Team

2. Participants:		Investors, Securities analysts, etc.

3. Purpose:		To present Q3 15 Earnings Results of LG Display

4. Date & Time:		16:00 (KST) on October 22, 2015 in Korean

10:30 (KST) on October 23, 2015 in English

5. Venue & Method:	1)	Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Towers(East Tower)

128, Youngdungpo-gu, Seoul

	2)	Conference call in English:

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Wes Han, Senior Manager, IR Team (82-2-3777-1447)

David Kim, Manager, IR Team (82-2-3777-2387)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q3 15 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q3 15 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:	Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Third Quarter 2015 Results

SEOUL, Korea (Oct. 22, 2015) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2015.

•	Revenue in the third quarter of 2015 increased by 7% to KRW 7,158 billion from KRW 6,708 billion in the second quarter of 2015 and increased by 9% from KRW 6,547 billion in the third quarter of 2014.

•	Operating profit in the third quarter of 2015 recorded KRW 333 billion, a quarter-on-quarter decrease of 32% from an operating profit of KRW 488 billion, and a year-on-year decrease of 30% from the operating profit of KRW 474 billion in the third quarter of 2014.

•	EBITDA in the third quarter of 2015 was KRW 1,178 billion, compared with EBITDA of KRW 1,347 billion in the second quarter of 2015 and with EBITDA of KRW 1,295 billion in the third quarter of 2014.

•	Net income in the third quarter of 2015 amounted to KRW 198 billion, a quarter-on-quarter decrease of 45% from KRW 363 billion in the second quarter of 2015, and a year-on-year decrease of 44% from KRW 354 billion in the third quarter of 2014.

LG Display announced today its fourteenth straight quarterly operating profit at KRW 333 billion and quarterly revenue of KRW 7,158 billion due to its continuous differentiated strategy efforts in response to reduced demand among TV set manufacturers and price declines for displays.

Despite weaker market demand due to uncertainty in the global economy, LG Display was able to report its fourteenth straight quarterly operating profit because of a continued market trend towards large-sized TVs and increased demand for differentiated products such as Ultra HD and IPS displays.

TFT-LCD panels for TVs accounted for 39% of revenue in the third quarter of 2015, mobile device panels for 27%, tablet PCs and notebook PCs 18%, and monitors 16%.

With 83% in the liability-to-equity ratio, 143% in the current ratio, and 14% in the net debt-to-equity ratio as of September 30, 2015, the financial structure of the company remains stable.

Outlook

The following forecast is based on information as of October 22, 2015. The Company does not expect to update its estimates until the next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

Mr. Don Kim, CFO of LG Display said “Total net display area shipments in the fourth quarter are expected to increase by a low single digit percentage compared to the third quarter due to seasonal factors expected at the year end, and although the supply of products and sizes may vary, the downturn trend in panel prices is expected to slow. We will continue to achieve profits through a differentiated strategy mainly due to Ultra HD, AIT and M+ products and a thorough preparation for the OLED market.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on October 22, 2015 at 4:00 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Tower, Yeouido, Seoul, Korea. An English language conference call will follow on October 23 at 10:30 a.m. Korea Standard Time. (9:30 p.m. EST, 2:30 a.m. GMT) The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109581#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs, and flexible displays. The company manufactures and provides TFT-LCD panels in a broad range of sizes and specifications for use in TVs, monitors, notebook PCs, and various other applications including mobile devices and tablets. LG Display currently operates fabrication facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has a total of 50,000 employees operating worldwide. Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
HeeYeon Kim, Head of Investor Relations
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Business Support Gr.	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1353
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 22, 2015	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President